UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                     OLD REPUBLIC INTERNATIONAL CORPORATION
    -------------------------------------------------------------------------
                                (NAME OF ISSUER)

                          Common Stock, $1.00 Par Value
                    ----------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   680223-104
                             ----------------------
                                  CUSIP NUMBER

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  680223-104
1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON
          INTER CAPITAL COMPANY OF CHICAGO (not in its individual or corporate capacity but solely as trustee (the "Trustee") of the Old Republic International Corporation Employees Savings and Stock Ownership Trust (the "Trust").

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       Not applicable.
           (A)
           (B)

3.     SEC USE ONLY

4.     CITIZENSHIP OR PLACE OF ORGANIZATION
       Inter Capital Company of Chicago is a Delaware corporation

                           5. SOLE VOTING POWER
   NUMBER OF                         0   (as of 12/31/98)
      SHARES
BENEFICIALLY               6.  SHARED VOTING POWER
    OWNED BY                         7,102,553 (as of 12/31/98)
        EACH
   REPORTING               7.  SOLE DISPOSITIVE POWER
      PERSON                         0 (as of 12/31/98)
        WITH
                           8. SHARED DISPOSITIVE POWER
                                     7,102,553 (as of 12/31/98)

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     7,102,553 (as of 12/31/98)

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not applicable.

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        5.3%

12.     TYPE OF REPORTING PERSON
        CO, EP

The filing of this Statement on Schedule 13G is made by Inter Capital Company of Chicago as trustee (the "Trustee") for the Old Republic International Corporation Employees Savings and Stock Ownership Trust (the "Trust") voluntarily and does not constitute and should not be construed as, an admission that either the Trust or the Trustee beneficially owns any securities covered by this Statement or is required to file this Statement for the Trust and the Trustee. In this connection, the Trust and the Trustee disclaim beneficial ownership for the securities covered by this Statement.

Item 1(a)     NAME OF ISSUER:
              The name of the issuer is Old Republic International Corporation (the "Issuer").

Item 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: The address of the principal executive offices of the Issuer is 307 North Michigan Avenue, Chicago, Illinois 60601.

Item 2(a)     NAME OF PERSON FILING:
              The person filing this Statement is the Trust and the Trustee.

Item 2(b)     ADDRESS OF PRINCIPAL BUSINESS OFFICE:
              The address of the Trust and its principal place of business is 307 North Michigan Avenue, Chicago, Illinois 60601

Item 2(c)     CITIZENSHIP:
              Inter Capital Company of Chicago is a Delaware corporation

Item 2(d)     TITLE OF CLASS OF SECURITIES:
              The class of equity securities to which the Statement relates is the Common Stock of the Issuer.

Item 2(e)     CUSIP NUMBER:
              The CUSIP number of the Common Stock is 680223-104

Item 3        THE PERSON FILING THIS STATEMENT IS A:
              [f] [x] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") or Endowment Fund.

Item 4        OWNERSHIP
              (a)  Amount Beneficially Owned: 7,102,553
              (b)  Percent of Class: 5.3% (as of 12/31/98)
              (c)  Number of shares as to which such person has:
                    (i)  sole power to vote or to direct the vote:
                                          0
                   (ii)  shared power to vote or to direct the vote:
                                          7,102,553 <F1>
                  (iii)  sole power to dispose or direct the disposition of:
                                          0
                   (iv)  shared power to dispose or direct the disposition of:
                                          7,102,553 <F1>

<F1> ESSOP  Participants  have the right to direct the  Trustee in the voting of
     Common Stock allocated to their accounts on all matters required to be submitted to a vote of shareholders. If no directions are received as to the voting of allocated shares of Common Stock, the Plan's Administration Committee will direct the Trustee to vote such shares as it sees fit. Decisions as to purchases, dispositions or tenders of the Common Stock are generally directed by the Plan's Administration Committee, subject to the fiduciary responsibility of the Trustee. The filing of this Schedule 13G shall not be construed as an admission that the Reporting Person is for the purposes of Section 1(d) and 13(g) of the Act, the beneficial owner of any securities covered by this Statement.

Item 5       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
             Not applicable.

Item 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER  PERSON:
             Subject to the terms and conditions of the Plan, ESSOP Participants are entitled to receive certain distributions or assets held by the Trust. Such distributions may include proceeds from dividends on,or the sale of, shares of Common Stock reflected in this Schedule 13G.

Item 7       IDENTIFICATION   AND  CLASSIFICATION  OF  THE  SUBSIDIARY  WHICH
             ACQUIRED  THE  SECURITY  BEING  REPORTED  ON BY THE PARENT  HOLDING
             COMPANY:
             Not applicable.

Item 8       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
             Not applicable.

Item 9       NOTICE OF DISSOLUTION OF GROUP:
             Not applicable.

Item 10      CERTIFICATION

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            February 11, 1999

                                            INTER CAPITAL COMPANY OF CHICAGO
                                            (not in its individual or corporate
                                            capacity but solely as Trustee)

                                                     /s/ A. C. Zucaro
                                            -----------------------------------
                                                       President